UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-211367

TRANSMONTAIGNE PARTNERS LLC

(Exact name of registrant as specified in its charter)

1670 Broadway, Suite 3100

Denver, Colorado 80202

(303) 626-8200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests

6.125% Senior Notes due 2026

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Units Representing Limited Partner Interests: 1

6.125% Senior Notes due 2026: 35

Pursuant to the requirements of the Securities Exchange Act of 1934 TransMontaigne Partners LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TRANSMONTAIGNE PARTNERS LLC

Date:	March 8, 2019	By:	/s/ Michael Hammell
Name: Michael Hammell
Title: Executive Vice President, Secretary & General Counsel